UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

(Final Amendment)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Antares Private Credit Fund

(Name of Issuer)

Antares Private Credit Fund

(Name of Person(s) Filing Statement)

Class I Shares of Beneficial Interest

(Title of Class of Securities)

036643302

(CUSIP Number of class of securities)

Malvika Gupta

Antares Capital Credit Advisers LLC

320 South Canal Street, Ste 4200

Chicago, IL 60606

(312) 638-4119

(Name, Address and Telephone No. of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

William Bielefeld, Esq.

Nadeea Zakaria, Esq.

Dechert LLP

1900 K Street, NW

Washington, DC 20006

August 14, 2026

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on August 14, 2026 by Antares Private Credit Fund (the “Fund”) in connection with an offer by the Fund (the “Offer”) to purchase up to 1,645,229.000 of its outstanding Class I common shares of beneficial interest, par value $0.01 per share (the “Shares”) as of June 30, 2026 at a price equal to the net asset value per Share as of September 30, 2026 (the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit (a)(1)(ii) to the Statement (the “Offer to Purchase”).

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 11:59 p.m., Eastern Time, on September 11, 2026.

2.	147,606.240 Shares of the Fund were validly tendered and not withdrawn prior to the expiration of the Offer. The Fund accepted for purchase 100% of the Shares of the Fund that were validly tendered and not withdrawn prior to the expiration of the Offer as permitted by Rule 13e-4(f)(1) of the Securities Exchange Act of 1934, as amended.

3.	The per Share net asset value of Shares tendered pursuant to the Offer was calculated as of the Valuation Date in the amount of $24.69.

4.	Payment of the purchase price of the Shares tendered was made to the shareholders of the Fund whose tendered Shares were accepted for purchase by the Fund in accordance with the terms of the Offer to Purchase. The Fund paid on or about November 4, 2026, to the tendering shareholders a total of $3,611,824.08, representing the net asset value as of September 30, 2026 of the total amount of Shares tendered by shareholders, less the early repurchase deduction, as applicable, upon the terms and subject to the conditions set forth in the Offer to Purchase.

Except as specifically provided herein, the information contained in the Statement, as amended, remains unchanged and this Final Amendment does not modify any of the information previously reported on the Statement, as amended.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANTARES PRIVATE CREDIT FUND

By:	/s/ Thomas Sweeney
Name:	Thomas Sweeney
Title:	Chief Financial Officer and Principal Accounting Officer

Dated: November 6, 2026

EXHIBIT INDEX

Exhibit

EX-FILING FEES Calculation of Filing Fee Tables